

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2025

Cyril A. Wallace, Jr.
Chief Executive Officer
REED'S, INC.
501 Merritt 7 Corporate Park
Norwalk, CT 06851

> **Re: REED'S, INC.**
> **Registration Statement on Form S-1**
> **Filed on August 27, 2025**
> **File No. 333-289889**

Dear Cyril A. Wallace, Jr.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarah Sidwell at 202-551-4733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Steven Skolnick